SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 3)

                          TESORO PETROLEUM CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.16-2/3 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0008816091
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Gerald S. Backman, P.C.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 5, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE: THIS STATEMENT CONSTITUTES AN ORIGINAL REPORT ON SCHEDULE 13D OF EACH OF THE REPORTING PERSONS (AS DEFINED IN THE SCHEDULE 13D).

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Kevin S. Flannery
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                           PF, AF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States/Republic of Ireland
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power               100     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         335,972     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power          100     shares
ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    335,972     shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              336,072    shares
- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [X]
              See Item 5
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    1.3 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                       IN

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Whelan Management Corp.
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                           WC, AF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              Delaware
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         317,615     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    317,615     shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              317,615    shares
- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    1.2 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                       CO

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Sean Kenrick Flannery Trust
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                           WC, AF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              New York
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          18,357     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     18,357     shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               18,357     shares
- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.1 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                       00

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              George F. Baker
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power           110,000     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power            0        shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      110,000     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power       0        shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              110,000    shares

- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.4 %

- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)
                                      IN

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Alan Kaufman
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power           581,500     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          20,000     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      581,500     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     20,000     shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              601,500    shares

- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [X]
              See Item 5
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    2.3 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)
                                      IN

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Kaufman Children's Trust
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                            WC, AF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              Indiana
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          20,000     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     20,000     shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               20,000    shares

- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.1 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      00

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              James H. Stone
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power           149,700     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power            0        shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      149,700     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power       0        shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              150,000    shares

- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.6 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      IN

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. Washburn
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                              PF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              United States
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         233,336  shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    233,336  shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              233,336    shares

- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.9 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      IN

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. and Suzanne P. Washburn Revocable Trust
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                              WC, AF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              California
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          39,545     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     39,545     shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              39,545    shares

- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.2 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      00

CUSIP No. 0008816091
- --------------------------------------------------------------------------------
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. Washburn, Trustee for the Robert S. Washburn Money Purchase, Pension and Profit Sharing Keogh Plan Trusts
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only
- --------------------------------------------------------------------------------
      (4)     Source of Funds

                              WC, AF
- --------------------------------------------------------------------------------
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              California
- --------------------------------------------------------------------------------
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         193,791     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    193,791     shares
- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              193,791    shares
- --------------------------------------------------------------------------------
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
- --------------------------------------------------------------------------------
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.8 %
- --------------------------------------------------------------------------------
     (14)    Type of Reporting Person (See Instructions)

                                      00

               This Amendment No. 3 amends and supplements the Statement on
Schedule 13D, as amended (the "Statement"), filed by the Stockholders' Committee for New Management of Tesoro Petroleum Corporation (the "Committee") relating to the shares of common stock, $0.16-2/3 par value (the "Shares"), of Tesoro Petroleum Corporation (the "Company"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Statement as previously filed.


ITEM 2.  IDENTITY AND BACKGROUND

               Item 2 is hereby supplemented by the addition of the following:

               On December 26, 1995, the Committee commenced a consent solicitation (the "Consent Solicitation") to remove the existing members of the Company's Board of Directors and replace them with the Committee Nominees. The Consent Solicitation was terminated pursuant to the Settlement Agreement described in Item 4 of this Amendment No. 3 as of April 4, 1996.

               From and after April 5, 1996, as a result of the termination of the Consent Solicitation, each member of the Committee and the other Reporting Persons expressly disclaims membership in any "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.


ITEM 4.  PURPOSE OF TRANSACTION

               Item 4 is hereby supplemented by the addition of the following:

               On April 5, 1996, Flannery, Kaufman, Washburn, Stone, Baker (each members of the Committee), Thompson, Galloway, Whelan (together with the members of the Committee, the "Solicitation Parties") and Ardsley Advisory Partners entered into a Settlement and Standstill Agreement, dated as of April 4, 1996 (the "Settlement Agreement"), with the Company. Pursuant to the Settlement Agreement, (i) the parties thereto agreed to the dismissal of the lawsuit in the United States District Court for the Western District of Texas, San Antonio Division and (ii) the Solicitation Parties agreed to terminate the Consent Solicitation. In addition, each of the Solicitation Parties severally agreed, among other things, that for a period beginning as of April 4, 1996 and ending on the earlier of the day after the Company's 1999 annual meeting or June 30, 1999 (the "Standstill Period") he or it shall not in any way, directly or indirectly, encourage (1) any attempt to take control of the Company, (2) any consent solicitation to remove any member of the Company's Board of Directors,
(3) any solicitation of proxies to vote or become a participant in any election contest to remove any member of the Company's Board of Directors, (4) the nomination or election of any alternate director or slate of directors proposed from the floor at any meeting of the Company's stockholders or (5) any offers or indications of interest with respect to the acquisition or disposition of the Company or any of its business units.


               The Company agreed, among other things, to expand its Board of Directors to include nine members. Pursuant to the Settlement Agreement, the three new members of the Company's Board of Directors will be (1) Kaufman (beginning on or before April 12, 1996), (2) an individual who is independent of each of the Company, the Solicitation Parties and Ardsley Advisory Partners (beginning no later than July 31, 1996) and (3) an employee of Ardsley Advisory Partners (beginning on or before April 12, 1996). Further, each of these persons will remain members of the Company's Board of Directors throughout the Standstill Period. In the event that Kaufman dies, resigns or is removed pursuant to the terms of the Settlement Agreement, he shall not be replaced. The foregoing description of certain of the terms of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, a copy of which is attached as Exhibit 12 and incorporated by reference herein.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               Item 5 is hereby amended by (i) with respect to subsection (c), the additions to Schedule II as set forth in Schedule II attached hereto and
(ii) with respect to subsections (a) and (b) as follows:

(x) deleting the first sentence of the first paragraph thereof and replacing it with the following:

               (a) and (b). As of the date hereof, Whelan directly owned 117,615 Shares and held options to acquire an additional 200,000 Shares that expire on May 16, 1996.

and (y) deleting the first sentence of the fourth paragraph thereof and replacing it with the following:

               As of the date hereof, Stone owned 50,000 Shares and held options to acquire 100,000 Shares that expire on May 16, 1996.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The information regarding the Settlement Agreement set forth in
Item 4 of this Amendment No. 3 is incorporated herein by reference.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               Item 7 is hereby supplemented by the addition of the following:

               12. Settlement and Standstill Agreement, dated as of April 4, 1996, among Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James H. Stone, George F. Baker, Douglas Thompson, Gale E. Galloway, Whelan Management Corp., Ardsley Advisory Partners and Tesoro Petroleum Corporation.

               13. Joint Press Release of the Company and the Solicitation Parties, dated April 5, 1996.

                                   SIGNATURES

               After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of April 5, 1996.

                             WHELAN MANAGEMENT CORP.
                             SEAN KENRICK FLANNERY TRUST
                             GEORGE F. BAKER
                             ALAN KAUFMAN
                             KAUFMAN CHILDREN'S TRUST
                             JAMES H. STONE
                             ROBERT S. WASHBURN
                             ROBERT S. AND SUZANNE P. WASHBURN
                                     REVOCABLE TRUST
                             ROBERT S. WASHBURN MONEY
                                     PURCHASE, PENSION AND PROFIT
                                     SHARING KEOGH PLAN TRUSTS


                             By:/s/   Kevin S. Flannery
                                -------------------------------
                                Name: Kevin S. Flannery
                                Title: Attorney-in-Fact for All


                             KEVIN S. FLANNERY

                             /s/   Kevin S. Flannery
                             ----------------------------------
                             Kevin S. Flannery

                                   SCHEDULE II

                              I. FLANNERY ENTITIES

                           A. WHELAN MANAGEMENT CORP.

                                        Number
                                       of Shares          Price per Share
Type of Transaction    Date         or Call Options     or Option Contract     Location
- -------------------    ----         ---------------     ------------------     --------
Sale                  3/07/96              2,000            8 1/2              Exchange

Sale                  3/13/96              3,000            8 1/8              Exchange

Sale                  3/14/96              2,000            8 1/4              Exchange

Sale                  3/14/96              3,000            8 3/8              Exchange

Sale                  3/20/96              3,000            8 1/4              Exchange

Sale                  3/25/96              5,000            8 1/2              Exchange

Sale                  4/02/96              5,000            8 1/2              Exchange

                                        IV.  STONE


                                          Number
                                          of Shares          Price per Share
Type of Transaction        Date           or Options        or Option Contract    Location
- -------------------        ----           ----------        ------------------    --------
Purchase                   3/11/96               300                 8            Exchange

Purchase                   3/12/96             2,000                 8            Exchange

Sale of Options (Put)      3/12/96               300                218 3/4       Exchange

Purchase of Options (Put)  3/12/96               300                206 1/4       Exchange

Purchase                   3/13/96             1,700                 8            Exchange


                                INDEX TO EXHIBITS

        EXHIBIT
        NUMBER        DESCRIPTION
        ------        -----------

          12 Settlement and Standstill Agreement, dated as of April 4, 1996, among Kevin S. Flannery, Alan Kaufman, Robert S. Washburn, James
               H. Stone, George F. Baker, Douglas Thompson, Gale E. Galloway, Whelan Management Corp., Ardsley Advisory Partners and Tesoro Petroleum Corporation.

          13 Joint Press Release of the Company and the Solicitation Parties, dated April 5, 1996.

NYFS10...:\80\99980\0025\2401\SCH4016S.40F